Exhibit 99.3

CONSENT OF PERSON NAMED TO BECOME A DIRECTOR

I, Jeffrey A. Aukerman, in accordance with Rule 438 promulgated under the Securities Act of 1933, as amended, hereby consent to being named in this joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Nanometrics Incorporated (“Nanometrics”) and all amendments or supplements thereto (the “Registration Statement”), as a person who is to become a member of the board of directors of Nanometrics upon completion of the merger described in the Registration Statement (as contemplated by the Agreement and Plan of Merger, dated as of June 23, 2019, by and among Nanometrics, Rudolph Technologies, Inc., and PV Equipment Inc.), and to the filing of this consent as an exhibit to the Registration Statement.

Dated: August 15, 2019

/s/ Jeffrey A. Aukerman
Jeffrey A. Aukerman